# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Westin Acquisition Corp, CIK 0002076192
CUSIP: G9584S106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Suite 1165-L, 3 Coleman Street #03-24, Singapore, Singapore (U0), 179804
Date of event which requires filing of this statement: 07/25/2026
Filed by CIK 0002076660
Persons authorized to receive notices and communications: Ong Hanjie, c/o Suite 1165-L, 3 Coleman Street #03-24, Singapore, Singapore (U0), 179804, 65 9488 4425

## Reporting persons
- Westin Investment Co. Ltd. (CIK 0002076660): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,247,500; sole dispositive power 0; shared dispositive power 2,247,500; aggregate amount beneficially owned 2,247,500 (27.9% of the class)
  Comment: Includes (i) 2,012,500 Class B ordinary shares of the Issuer, par value $0.0001 per share, and (ii) 235,000 Class A ordinary shares underlying the Private Placement Units held directly by Westin Investment Co. Ltd. (the "Sponsor"). Effective July 24, 2026, EU Asia Holidays Pte. Ltd. acquired all of the issued and outstanding shares of the Sponsor from Westin Ventures Holdings, Ltd., and the Sponsor is now wholly owned by EU Asia Holidays Pte. Ltd., which is wholly owned by Mr. Ong Hanjie. Based on 8,055,000 Ordinary Shares outstanding as of May 15, 2026 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026), the Reporting Person beneficially owns approximately 27.9% of the Issuer's outstanding Ordinary Shares.
- EU Asia Holidays Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,247,500; sole dispositive power 0; shared dispositive power 2,247,500; aggregate amount beneficially owned 2,247,500 (27.9% of the class)
  Comment: Includes (i) 2,012,500 Class B ordinary shares of the Issuer, par value $0.0001 per share, and (ii) 235,000 Class A ordinary shares underlying the Private Placement Units held directly by Westin Investment Co. Ltd. (the "Sponsor"). EU Asia Holidays Pte. Ltd. is the sole shareholder of the Sponsor and may be deemed to beneficially own the securities held directly by the Sponsor. EU Asia Holidays Pte. Ltd. is wholly owned by Mr. Ong Hanjie, who may be deemed to beneficially own such securities by virtue of his ownership and control of EU Asia Holidays Pte. Ltd. Based on 8,055,000 Ordinary Shares outstanding as of May 15, 2026, the Reporting Person beneficially owns approximately 27.9% of the Issuer's outstanding Ordinary Shares.
- Ong Hanjie: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,247,500; sole dispositive power 0; shared dispositive power 2,247,500; aggregate amount beneficially owned 2,247,500 (27.9% of the class)
  Comment: Includes (i) 2,012,500 Class B ordinary shares of the Issuer, par value $0.0001 per share, and (ii) 235,000 Class A ordinary shares underlying the Private Placement Units held directly by Westin Investment Co. Ltd. (the "Sponsor"). Mr. Ong Hanjie is the sole owner of EU Asia Holidays Pte. Ltd., which is the sole shareholder of the Sponsor, and may be deemed to beneficially own the securities held directly by the Sponsor by virtue of such ownership and control. Based on 8,055,000 Ordinary Shares outstanding as of May 15, 2026, the Reporting Person beneficially owns approximately 27.9% of the Issuer's outstanding Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Westin Acquisition Corp
Address of issuer's principal executive offices: Suite 1165-L, 3 Coleman Street #03-24, Singapore, Singapore (U0), 179804
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2025 (the "Original Schedule 13D") by Westin Investment Co. Ltd. ("Westin Investment" or the "Sponsor"), relating to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Westin Acquisition Corp., a Cayman Islands exempted company (the "Issuer").

This Amendment No. 1 is being filed jointly by (i) Westin Investment Co. Ltd. ("Westin Investment" or the "Sponsor"), the direct holder of the securities reported herein, (ii) EU Asia Holidays Pte. Ltd., a Singapore private company limited by shares ("EU Asia Holidays"), which acquired all of the issued and outstanding shares of Westin Investment from Westin Ventures Holdings Ltd. pursuant to a Share Transfer Agreement dated July 25, 2026, and (iii) Ong Hanjie, the sole shareholder of EU Asia Holidays (collectively, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 1 is attached as Exhibit 99.1.

Except as expressly amended and supplemented by this Amendment No. 1, the Original Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This statement relates to the Class A Ordinary Shares of the Issuer. The Issuer's principal executive offices are located at Suite 1165-L, 3 Coleman Street #03-24, Singapore 179804.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

This Amendment No. 1 is filed jointly by (i) Westin Investment Co. Ltd., a Cayman Islands exempted company (the "Sponsor"), (ii) EU Asia Holidays Pte. Ltd., a Singapore private company limited by shares ("EU Asia Holidays"), and (iii) Ong Hanjie, an individual ("Mr. Ong" and, together with the Sponsor and EU Asia Holidays, the "Reporting Persons"). The securities reported herein are held directly by the Sponsor. Effective July 25, 2026, pursuant to the Share Transfer Agreement, EU Asia Holidays acquired all of the issued and outstanding shares of Westin Investment from Westin Ventures Holdings Ltd. As a result, EU Asia Holidays became the sole shareholder of the Sponsor and may be deemed to beneficially own the Issuer's securities held directly by the Sponsor. EU Asia Holidays is wholly owned by Mr. Ong, who may be deemed to beneficially own such securities by virtue of his ownership and control of EU Asia Holidays.
Residence or business address: The principal business address of Westin Investment is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. The principal business address of EU Asia is c/o Westin Investment Suite 1165-L, 3 Coleman Street #03-24, Singapore 179804. The business address of Mr. Ong is c/o Westin Investment Suite 1165-K, 3 Coleman Street #03-24, Singapore, U0, 179804, 65 9488 4425.
Present principal occupation or employment: Westin Investment is the sponsor of the Issuer. EU Asia is an investment holding company and the sole shareholder of Westin Investment. Mr. Ong is an entrepreneur.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons identified on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Westin Investment is a Cayman Islands exempted company. EU Asia is a Singapore private company limited by shares. Mr. Ong is a citizen of Singapore. Information concerning the directors, executive officers and control persons of Westin Investment and EU Asia is set forth on Schedule A and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

Effective July 25, 2026, pursuant to the Share Transfer Agreement, EU Asia Holidays acquired all of the issued and outstanding shares of Westin Investment from Westin Ventures Holdings Ltd. for consideration of US$1.00 and other good and valuable consideration. As a result, EU Asia Holidays indirectly acquired beneficial ownership of the Issuer securities held directly by Westin Investment.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Effective July 25, 2026, pursuant to the Share Transfer Agreement dated July 25, 2026 (the "Share Transfer Agreement"), EU Asia Holidays acquired all of the issued and outstanding shares of Westin Investment from Westin Ventures Holdings Ltd. As a result, EU Asia Holidays became the sole shareholder of the Sponsor and, together with Mr. Ong, the indirect beneficial owner of the Issuer's securities held directly by the Sponsor. The transaction did not result in any transfer of the Issuer's securities held directly by the Sponsor, but rather resulted solely in a change in the indirect ownership and ultimate control of the Sponsor.

Except as set forth in this Amendment No. 1, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals and to take such actions with respect to their investment as they may determine appropriate from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The responses to Items 7 through 13 of the cover pages of this Schedule 13D are incorporated herein by reference. Each Reporting Person may be deemed to beneficially own 2,247,500 Ordinary Shares held directly by the Sponsor, representing approximately 27.9% of the 8,055,000 Ordinary Shares outstanding as of May 15, 2026 (as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026).
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person may be deemed to share voting and dispositive power over the 2,247,500 Class A Ordinary Shares reported herein. Westin Investment is the record holder of the securities; EU Asia is the sole shareholder of Westin Investment; and Mr. Ong is the sole shareholder of EU Asia. Each of EU Asia and Mr. Ong disclaims beneficial ownership of the reported securities except to the extent of its or his pecuniary interest therein.
Transactions in the class effected during the past sixty days: Except for the acquisition by EU Asia Holidays of all of the issued and outstanding shares of Westin Investment pursuant to the Share Transfer Agreement described in Items 3 and 4 above, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date of this Amendment No. 1.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3, 4 and 5 of this Amendment No. 1 is incorporated herein by reference.

On June 30, 2025, the Issuer and the Sponsor entered into a securities subscription agreement (the "Subscription Agreement"), pursuant to which the Issuer issued an aggregate of 2,012,500 Class B ordinary shares (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000. On November 5, 2025, simultaneously with the consummation of the Issuer's initial public offering, the Sponsor purchased 235,000 private placement units (the "Private Placement Units") at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $2,350,000. Each Private Placement Unit consists of one Ordinary Share and one right, with each right entitling the holder to receive one-sixth (1/6) of one Ordinary Share upon the consummation of the Issuer's initial business combination. The Sponsor used funds from its working capital to purchase the Private Placement Units.

On November 3, 2025, in connection with the initial public offering, the Issuer and the Sponsor entered into a Letter Agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor agreed, among other things, (A) to vote its Founder Shares, any Ordinary Shares underlying the Private Placement Units and any public shares (other than public shares purchased outside of a redemption offer pursuant to Rule 14e-5 under the Exchange Act) in favor of the Issuer's proposed initial business combination, (B) not to propose any amendment to the Issuer's Amended and Restated Memorandum and Articles of Association that would modify the substance or timing of the Issuer's obligation to redeem public shares if the Issuer does not complete an initial business combination within 15 months from the closing of the initial public offering, or any other provisions relating to shareholders' rights or pre-business combination activity, (C) not to redeem any Founder Shares or any Ordinary Shares underlying the Private Placement Units in connection with a shareholder vote to approve the Issuer's proposed initial business combination or to amend the Issuer's Amended and Restated Memorandum and Articles of Association, and (D) that neither the Founder Shares nor the Ordinary Shares underlying the Private Placement Units will participate in any liquidating distribution from the Trust Account if the Issuer fails to complete an initial business combination. The Letter Agreement also contains an indemnity by the Sponsor with respect to certain third-party claims that could reduce the amount of funds in the Trust Account. The Letter Agreement is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference.

In addition, on November 3, 2025, the Issuer and the Sponsor entered into a Registration Rights Agreement, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights with respect to its securities, subject to customary conditions and limitations. The Registration Rights Agreement is filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference. The Issuer and the Sponsor also entered into a Private Unit Subscription Agreement, dated November 3, 2025, under which the Sponsor committed to purchase the 235,000 Private Placement Units in connection with the IPO. The Private Unit Subscription Agreement is filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on November 5, 2025, and is incorporated herein by reference.

Effective July 25, 2026, pursuant to the Share Transfer Agreement, EU Asia Holidays acquired all of the issued and outstanding shares of Westin Investment from Westin Ventures Holdings Ltd. for consideration of US$1.00 and other good and valuable consideration. The Share Transfer Agreement did not result in any transfer of the Issuer's securities held directly by the Sponsor. The Sponsor continues to directly hold the Founder Shares and the Private Placement Units described above, subject to the same contractual arrangements and restrictions described herein. The foregoing description of the Share Transfer Agreement is qualified in its entirety by reference to Exhibit 4 hereto.

Except as set forth in this Item 6 and elsewhere in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

1 Letter Agreement, dated November 3, 2025, by and among the Issuer, the Sponsor and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed November 5, 2025).

2 Registration Rights Agreement, dated November 3, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed November 5, 2025).

3 Private Placement Unit Subscription Agreement, dated November 3, 2025, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed November 5, 2025).

4 Share Transfer Agreement, dated July 25, 2026, by and between Westin Ventures Holdings Ltd., as transferor, and EU Asia Holidays Pte. Ltd., as transferee.*

99.1 Joint Filing Agreement, dated July 27, 2026, by and among Westin Investment Co. Ltd., EU Asia Holidays Pte. Ltd. and Ong Hanjie.*

* Filed herewith.

## Signatures
- Westin Investment Co. Ltd.: /s/ Ong Hanjie, Ong Hanjie/Director (07/28/2026)
- EU Asia Holidays Pte. Ltd.: /s/ Ong Hanjie, Ong Hanjie/Director (07/28/2026)
- Ong Hanjie: /s/ Ong Hanjie, Ong Hanjie (07/28/2026)